EXHIBIT 12
STONEPATH GROUP, INC.
Computation of the Ratio of Earnings to Fixed Charges
Regulation S-K Item 503(d)

Nine Months Ended
September 30, 2005
Restated
EARNINGS
Pre-tax income (loss) from continuing operations before minority interests or income/(loss) from equity investees	$(6,357,660)
Add: Fixed charges Add: Amortization of capitalized interest	—
Add: Distributed income of equity investees	—
Add: Share of pre-tax losses of equity investees	—
Less: Interest capitalized	—
Less: Preference security dividend requirements of consolidated subsidiaries	—
Less: Minority interest in pre-tax income of subsidiaries that have not incurred fixed charges	(901,686)

TOTAL EARNINGS	$(7,259,346)

FIXED CHARGES
Interest expensed and capitalized	$2,106,240
Add: Amortized premiums, discounts and capitalized expenses related to indebtedness	1,137,682
Add: Estimate of the interest within rental expense (a)	2,703,532
Add: Preference security dividend requirements of consolidated subsidiaries (pre-tax)	—

TOTAL FIXED CHARGES	$5,947,454

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS	(1.22)

DEFICIENCY	$13,206,800

(a) Total rent expense	$8,192,522
Percentage	33%

Estimated interest portion of rent expense	$2,703,532